

Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

SMART CUPS INC
25732 TALADRO CIR
MISSION VIEJO, CA 92691

Receipt Date: 10/02/2023
Receipt No.:   5261131

Receipt Detail

Description	Document/Payment No.	Amount
Domestic Corp Amendment	BA20231578587	-$30.00
Payment - Check	Check No.: 2173	$30.00

Total Amount Charged:	**-$30.00**
Total Payment Received:	**$30.00**



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

SMART CUPS, Inc.
25732 TALADRO CIR.
MISSION VIEJO, CA 92691

Business Amendment Filing Approved

October 16, 2023

Entity Name: SMART CUPS, Inc.
Entity Type: Stock Corporation - CA - General
Entity No.: 201516110173
Document Type: Restated Articles of Incorporation
Document No.: BA20231578587
File Date: 09/28/2023

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AMENDED AND RESTATED ARTICLES OF INCORPORA
OF
SMART CUPS, INC.

The undersigned Chris Kanik hereby certifies that:

ONE: He is the duly elected and acting President and Secretary, respectively, of Smart Cups, Inc., entity number 201516110173.

TWO: The Amended and Restated Articles of Incorporation of said corporation shall be further amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Smart Cups, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

A.   Classes of Stock

1. This corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The Class A Common Stock and Class B Common Stock are hereinafter referred to collectively as "Common Stock." The total number of shares of stock that the corporation is authorized to issue is One Hundred Million (100,000,000) shares. Ninety Million (90,000,000) shares shall be Class A Common Stock, par value $.0001 per share and Ten Million (10,000,000) shares shall be Class B Common Stock, par value $.0001 per share.

B.   Common Stock

The Board of Directors of the corporation may authorize the issuance of shares of Class A Common Stock and shares of Class B Common Stock from time to time. Shares of Common Stock that are redeemed, purchased, or otherwise acquired by the corporation may be reissued except as otherwise provided by law.

1. Dividends and Distributions. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available therefor, *provided* that the holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described below. If dividends or other distributions are declared that are payable in shares of Class A Common Stock or shares of Class B Common Stock, including distributions pursuant to stock subdivisions or combinations of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be

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distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock, unless the Board of Directors of the corporation determines in its discretion that it is more desirable to distribute shares of Class A Common Stock with respect to Class B Common Stock, in which case shares of Class A Common Stock shall be distributed with respect to Class B Common Stock, *provided* that the number of shares of Class A Common Stock that shall be distributed with respect to Class B Common Stock shall be equal to the number of shares of Class B Common Stock that otherwise would have been distributed. If the corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such series of Common Stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, which have been subdivided or combined. Subject to the prior rights of holders of all classes of stock at that time outstanding having prior rights as to liquidation, upon a liquidation, dissolution or winding up of the corporation, the assets, and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the amount of such stock owned by each such holder.

2. <u>Voting Rights</u>. The holders of shares of Class A Common Stock and of Class B Common Stock shall have the following voting rights:

   a. Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the corporation.

   b. Each share of Class B Common Stock shall entitle the holder thereof to five (5) votes on all matters submitted to a vote of the shareholders of the corporation.

   c. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the corporation, except (i) as otherwise required by applicable law; and (ii) in the case of a proposed issuance of shares of Class B Common Stock, which issuance shall require the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock voting separately as a class; *provided, however,* that such approval shall not be required if the proposed issuance of Class B Common Stock has been approved by at least two-thirds (2/3) of the members of the Board of Directors then in office.

3. <u>Transfer of Class B Common Stock to Permitted Transferee</u>.

   a. Except as provided in Article III Section 3(b) or Section 4, no person holding shares of Class B Common Stock or any beneficial interest therein (a "Class B Holder") may voluntarily or involuntarily transfer (including without limitation the power to vote such shares of Class B Common Stock by proxy or otherwise except for proxies given to any Permitted Transferee of the Class B Holder), sell, assign, devise or bequeath any of such Class B Holder's interest in his Class B Common Stock, and the corporation and the transfer agent for the Class B Common Stock, if any (the "Transfer Agent"), shall not register the transfer of such shares of Class B Common Stock, whether by sale, grant of proxy, assignment, gift, devise, bequest, appointment or otherwise, except to a "Permitted Transferee" of such Class B Holder, which term shall

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include the corporation and shall have the following additional meanings in the following cases:

(i)   In the case of a Class B Holder who is a natural person holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means: (a) the spouse of such Class B Holder (the "Spouse"); (b) a lineal descendant, or the spouse of such lineal descendant (collectively, "Descendants"), of such Class B Holder or of the Spouse; (c) the trustee of a trust (including a voting trust) for the benefit of such Class B Holder, the Spouse, other Descendants, or an organization contributions to which are deductible for federal income, estate or gift tax purposes (a "Charitable Organization"), and for the benefit of no other person; *provided* that such trust may grant a general or special power of appointment to the Spouse or to the Descendants and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estate of such Class B Holder payable by reason of the death of such Class B Holder or the death of the Spouse or a Descendant, and that such trust (subject to the grant of a power of appointment as provided above) must prohibit transfer of shares of Class B Common Stock or a beneficial interest therein to persons other than Permitted Transferees as defined in subparagraph (ii) of this Section 3(a) (a "Trust"); (d) a Charitable Organization established by such Class B Holder or a Descendant; (e) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such Class B Holder is a participant or beneficiary, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an "IRA"); (f) a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust, (a "Plan"); (g) a corporation all of the outstanding capital stock of which is owned by, or a partnership all of the partners of which are, such Class B Holder, his or her Spouse, his or her Descendants, any Permitted Transferee of the Class B Holder and/or any other Class B Holder or its Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a), *provided* that if any share (or any interest in any share) of capital stock of such a corporation (or of any survivor of a merger or consolidation of such corporation), or any partnership interest in such a partnership, is acquired by any person who is not within such class of persons, all shares of Class B Common Stock then held by such corporation or partnership, as the case may be, shall be deemed without further act on anyone's part to be converted into shares of Class A Common Stock and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock in the manner set forth in Section 4(b) of this Article III Section B; (h) another Class B Holder or such Class B Holder's Permitted Transferee determined pursuant to this

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subparagraph (i) of this Section 3(a); and (i) in the event of the death of such Class B Holder, such Class B Holder's estate.

(ii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee of an IRA, a Plan or a Trust other than a Trust described in subparagraph (iii) of this Section 3(a), "Permitted Transferee" means: (a) any participant in or beneficiary of such IRA, such Plan or such Trust, or the person who transferred such shares of Class B Common Stock to such IRA, such Plan or such Trust, and (b) a Permitted Transferee of any such person or persons determined pursuant to subparagraph (i) of this Section 3(a).

(iii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a Trust which was irrevocable on the Record Date (as defined below), "Permitted Transferee" means any person as of the Record Date to whom or for whose benefit principal may be distributed either during or at the end of the term of such Trust whether by power of appointment or otherwise. For purposes of these Articles of Incorporation, there shall be one "Record Date," which date shall be the date that is the record date for determining the persons to whom the Class B Common Stock is first distributed by the corporation.

(iv) In the case of a Class B Holder holding record (but not beneficial) ownership of the shares of Class B Common Stock in question as nominee for the person who was the beneficial owner thereof on the Record Date, "Permitted Transferee" means such beneficial owner and a Permitted Transferee of such beneficial owner determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

(v) In the case of a Class B Holder that is a partnership holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any partner of such partnership, provided that such partner was a partner in the partnership at the time it first became a Class B Holder, or any Permitted Transferee of such partner determined pursuant to subparagraph (i) of this Section 3(a).

(vi) In the case of a Class B Holder that is a corporation, other than a Charitable Organization described in clause (d) of subparagraph (i) of this Section 3(a), holding record and beneficial ownership of the shares of Class B Common Stock in question (a "Corporate Holder"), "Permitted Transferee" means (a) any shareholder of such Corporate Holder, provided that such shareholder was a shareholder of the Corporate Holder at the time it first became a Class B Holder, or any Permitted Transferee of any such shareholder determined pursuant to subparagraph (i) of this Section 3(a); and (b) the survivor (the "Survivor") of a merger or consolidation of such Corporate Holder, so long as such Survivor is controlled, directly or indirectly, by those shareholders of the Corporate Holder who were shareholders of the Corporate Holder at the time the Corporate Holder first became a Class B Holder or any Permitted Transferees of such shareholders determined pursuant to subparagraph (i) of this Section 3(a).

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(vii)   In the case of a Class B Holder that is the estate of a deceased Class B Holder, or that is the estate of a bankrupt or insolvent Class B Holder, and provided such deceased, bankrupt or insolvent Class B Holder, as the case may be, held record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to subparagraphs (i), (v) or (vi) of this Section 3(a), as the case may be.

(viii)   In the case of any Class B Holder who desires to make a bona fide gift, "Permitted Transferee" means any other Class B Holder, or its Permitted Transferee determined pursuant to subparagraph (i) of this Section 3(a).

(ix)   In the case of any Class B Holder, "Permitted Transferee" means any person or entity that will hold record (but not beneficial) ownership of the shares of Class B Stock in question as nominee for the Class B Holder or its Permitted Transferee determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

b.   Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to, registered in the name of or voted by the pledgee and shall remain subject to this Section 3. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

c.   For purposes of this Section 3:

(i)   The relationship of any person that is derived by or through legal adoption shall be considered a natural relationship.

(ii)   Each joint owner of shares (if a Permitted Transferee) or owner of a community property interest in shares (if a Permitted Transferee) of Class B Common Stock shall be considered a "Class B Holder" of such shares.

(iii)   A minor for whom shares of Class B Common Stock are held pursuant to a Uniform Transfer to Minors Act or similar law shall be considered a Class B Holder of such shares.

(iv)   Unless otherwise specified, the term "person" means and includes natural persons, corporations, partnerships, unincorporated associations, firms, joint ventures, trusts and all other entities.

(v)   conversion of Class B Common Stock into securities of another corporation in connection with a merger effected for the purpose of reincorporating the

corporation in another state shall not constitute a transfer of such Class B Common Stock.

d. Except as otherwise provided in Section 4(b), any purported transfer of shares of Class B Common Stock not permitted hereunder shall be void and of no effect, and the purported transferee shall have no rights as a shareholder of the corporation and no other rights against or with respect to the corporation. The corporation may, as a condition to the transfer or the registration of transfer of shares of Class B Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. The corporation may require that each certificate representing shares of Class B Common Stock shall be endorsed with a legend that states that shares of Class B Common Stock are not transferable other than to certain transferees and are subject to certain restrictions as set forth in the Articles of Incorporation filed by the corporation with the Secretary of State of the State of California.

4. <u>Transfer of Class B Common Stock to Person Other than Permitted Transferee; Conversion and Exchange of Class B Common Stock</u>.

a. Each share of Class B Common Stock, at the option of its holder, may at any time be converted into one (1) fully paid and nonassessable share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted to the corporation at any time during normal business hours at the principal executive offices of the corporation or at the office of the Transfer Agent, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the corporation or the Transfer Agent) by instruments of transfer, in form satisfactory to the corporation and to the Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to Section 4(e).

b. If the beneficial ownership (as determined under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of any share or any interest in any share of Class B Common Stock changes, voluntarily or involuntarily, such that each new beneficial owner of such share is not a "Permitted Transferee" (as defined in Section 3(a) of this Article III) of the beneficial owner of such share of Class B Common Stock immediately prior to such change in beneficial ownership, then each such share shall thereupon be converted automatically into one (1) fully paid and nonassessable share of Class A Common Stock. The Secretary of the corporation shall determine whether a change in beneficial ownership requires conversion under this paragraph. Upon making such determination, the Secretary of the corporation shall promptly request of the holder of record of each such share that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share to the corporation for documentation of such conversion, together with instruments of transfer, in form satisfactory to the corporation and Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Section 4(e) of this Article III.

c. As promptly as practicable following the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in paragraphs a or b, as applicable, of this Section 4 and the payment in cash of any amount required by the provisions of Section 4(e) of this Article III, the corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. In the case of a conversion under Section 4(a) of this Article III, such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock. In the case of a conversion under Section 4(b), such conversion shall be deemed to have been made on the date that the beneficial ownership of such share has changed as set forth in Section 4(b). Upon the date any conversion under Section 4(a) is made, all rights of the holder of such shares as such holder shall cease, and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock; *provided, however,* that any such surrender and payment on any date when the stock transfer books of the corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which stock transfer books are open. Upon the date any conversion under Section 4(b) is made, all rights of the holder of such share as such holder shall cease, and the new beneficial owner or owners of such shares shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

d. The corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class B Common Stock. The corporation covenants that if any shares of Class A Common Stock required to be reserved for purposes of conversion hereunder require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued upon conversion, the corporation will cause such shares to be duly registered or approved, as the case may be. The corporation will endeavor to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange or automated quotation system upon which the outstanding Class A Common Stock is listed at the time of such delivery. The corporation covenants that all shares of Class A Common Stock that shall be issued upon conversion of the shares of fully paid and nonassessable Class B Common Stock will, upon issue, be fully paid and nonassessable.

e. The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the corporation the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the corporation that such tax has been paid.

5. <u>Redemption</u>. The Common Stock is not redeemable.

6. <u>Repurchase of Shares</u>. In connection with repurchases by this corporation of its Common Stock pursuant to agreements with certain of the holders thereof, Sections 502 and 503 of the California Corporations Code shall not apply in whole or in part with respect to such repurchases.

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C.   Drag-Along Transactions; Tag-Along Transactions.

1. <u>Drag-Along Transactions</u>.

     a. In the event that one or more holders of the corporation's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the corporation or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the corporation's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. "<u>Sale Transaction</u>" means the bona fide sale, lease or transfer, in one transaction or a series of related transactions, of (x) all or substantially all the consolidated assets of the corporation and its subsidiaries or (y) at least a majority of the then-issued and outstanding shares of Common Stock, to any person or group of related persons (other than the Selling Holders or any affiliates thereof) (a "<u>Third Party Purchaser</u>"), whether directly or indirectly or by way of any merger, statutory share exchange, recapitalization, sale of equity, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership.

     b. In the event notice of a Sale Transaction is given by the corporation or by or on behalf of the Selling Holders to the Dragged Holders in accordance with the preceding paragraph (a), all shares of Common Stock held by the Dragged Holders (or the applicable portion of such shares as set forth in the next sentence) shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction (free and clear of any liens and duly endorsed for transfer, or accompanied by duly endorsed stock powers). In the case of a Sale Transaction involving less than 100% of the then-issued and outstanding shares of the corporation's Common Stock, a portion of the shares of held by the Dragged Holders shall be sold or transferred in the Sale Transaction, which portion shall correspond to the portion of the shares of held by the Selling Holders (in the aggregate) that are proposed to be included in such Sale Transaction. In the event that the Sale Transaction involves 100% of the then-issued and outstanding Common Stock and would give rise to appraisal rights under the California Corporations Code, then, at the written election of the corporation or the Selling Holders (or their designated representative), all shares of Common Stock held by any Dragged Holder that have not been voted in favor of the adoption of the applicable merger agreement (including by virtue of no such vote being required), shall, immediately prior to consummation of the Sale Transaction, be transferred

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to the Selling Holders (on a pro rata basis), the Third Party Purchaser or another entity (in each case as designated by the Selling Holders), and each such Dragged Holder shall receive, in consideration for such transfer of such shares, an amount equal to the amount otherwise payable in respect thereof in connection with the Sale Transaction. In connection with any Sale Transaction, no Dragged Holder shall be required to make any representations or warranties (except as they relate to such Dragged Holder's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Selling Holders (other than relating to a breach of representations and warranties by such Selling Holders); provided, that (A) in the case of clause (x) above, each Dragged Holder's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Dragged Holder be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Dragged Holder in connection with any such Sale Transaction.

c. Upon consummation of the Sale Transaction, or as otherwise expressly provided in the preceding paragraph (b), all the Selling Holders and the Dragged Holders shall receive, with respect to their shares of Common Stock, the same proportion of the aggregate consideration from such Sale Transaction that such holders would have received if such aggregate consideration had been distributed by the corporation in complete liquidation pursuant to the rights and preferences set forth in this Amended and Restated Articles of Incorporation.

d. Each Selling Holder and Dragged Holder will bear its pro rata share (based upon the number of shares of Common Stock held by such holder) of the costs of any Sale Transaction to the extent such costs are incurred for the benefit of all such holders and are not otherwise paid by the corporation or the Third Party Purchaser. Costs incurred by such holders on their own behalf will not be considered costs of the Sale Transaction.

e. The corporation shall cooperate with the Selling Holders to enter into a Sale Transaction and to take any and all such further action in connection therewith as the Selling Holders may deem necessary or appropriate in order to consummate (or, if directed by the Selling Holders, to abandon) any such Sale Transaction; provided, however, that in the case of a Sale Transaction involving the sale or disposition of all or substantially all the consolidated assets of the corporation and its subsidiaries, the Board of Directors shall act in accordance with its fiduciary duties; provided, further, however, that to the fullest extent permitted by law, the corporation and the Selling Holders shall have no liability if any such Sale Transaction is not consummated for any reason. Subject to the provisions of this Section D(1), the Selling Holders, in exercising their rights under this Section, shall have complete discretion over the terms and conditions of any Sale Transaction effected thereby, including, without limitation, price, payment terms, conditions to closing, representations, warranties, affirmative covenants, negative covenants, indemnification, holdbacks and escrows. At the request of the Selling Holders, the Board of Directors (subject to its fiduciary duties) shall authorize and direct the corporation and any now or hereafter created subsidiary to execute such agreements, documents, applications, authorizations, registration statements and instruments as it may deem necessary or appropriate in connection with any Sale Transaction.

2. Tag-Along Transaction.

    a. In the event that one or more holders of the corporation's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction (as defined below), the Initiating Holders (or a designated representative acting on their behalf) shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the corporation offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under this Amended and Restated Articles of Incorporation); provided, however, that if such proposed transferee desires to purchase an amount of Common Stock that is less than the aggregate amount of Common Stock proposed to be transferred by the Initiating Holders and any Tag-Along Sellers electing to participate in the Tag-Along Transaction, then the Initiating Holders may elect either (A) to terminate such Tag-Along Transaction with respect to the Initiating Holders and each Tag-Along Seller or (B) to sell to such transferee, and upon such election to sell, each Tag-Along Seller shall be permitted to sell to such transferee, up to that number of shares of Common Stock owned by the Initiating Holders or electing Tag-Along Sellers, as the case may be, equal to the product of (x) the total number of shares of Common Stock to be acquired by the transferee in the proposed Tag-Along Transaction and (y) such Initiating Holder's or Tag-Along Seller's proportionate percentage of the total number of then-issued and outstanding shares of Common Stock held by the Initiating Holders and electing Tag-Along Sellers.

    b. In no event shall any Tag-Along Seller have any rights under this section or otherwise with respect to a sale by any Initiating Holders of any debt or equity securities of the corporation other than the Common Stock.

    c. In connection with any Tag-Along Transaction, no Tag-Along Seller shall be required to make any representations or warranties (except as they relate to such Tag-Along Seller's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Initiating Holders (other than relating to a breach of representations and warranties by such Initiating Holders); provided, that (A) in the case of clause (x) above, each Tag-Along Seller's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Tag-Along Seller be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Tag-Along Seller in connection with any such Tag-Along Transaction. The election by any Tag-Along Seller

to sell or not to sell all or any portion of such Tag-Along Seller's Common Stock in any Tag-Along Transaction shall not adversely affect such Tag-Along Seller's right to participate in any future Tag-Along Transaction.

d. Upon consummation of the sale of any Common Stock pursuant to clause (a) of this Section, each Initiating Holder and Tag-Along Seller shall deliver at such closing, against payment of the purchase price therefor, certificates or other documentation governing the terms of any such Common Stock (or other evidence thereof reasonably acceptable to the transferee of such Common Stock) representing their Common Stock to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, evidence of good title to the Common Stock to be sold, the absence of liens, encumbrances and adverse claims with respect thereto and such other documents as are deemed reasonably necessary by the Initiating Holders and the corporation for the proper Transfer of such Common Stock on the books of the corporation.

e. "Tag-Along Transaction" means any transaction or series of transactions involving a sale or other transfer by the Initiating Holders of at least a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) to a single person or group of related persons, in any transaction (or series of related transactions); provided, however, that a "Tag-Along Transaction" shall not include, and none of the rights of the Tag-Along Sellers shall be triggered by, a sale or other transfer of any then-issued and outstanding shares of Class A Common Stock by any holder of Class A Common Stock to any of its affiliates.

ARTICLE IV

A. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

THREE: The foregoing Amended and Restated Articles of Incorporation have been approved by the Board of Directors of said corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation have been duly approved by the vote of the shareholders of this corporation in accordance with Section 902 and 903 of the California Corporations Code. The total number of outstanding shares of Common Stock of this corporation is 7,500,000. The number of shares voting in favor of the Amendment equaled or exceeded the vote required. The percentage required was more than 50% of the Common Stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: May 12, 2023

Chris Kanik
President and Secretary